SECURITIES AND EXCHANGE COMMISSION

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               HIPSTYLE.COM, INC.
                                  COMMON STOCK

                                   433528 20 5

                                 (CUSIP NUMBER)

                         1221 Brickell Avenue, Suite 900
                              Miami, Florida 33131

                                 December 16, 2000

    -----------------------------------------------------
    (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

(1) Names of Reporting Persons. S.S. or I.R.S.
    Identification Nos. of Above Persons (entities only):

       Michelle Brock

(2) Check the Appropriate Box if a Member of a Group (See
    Instructions)
(a)
(b)

(3) SEC Use Only

(4) Source of Funds (See Instructions): PF

(5) Check if Disclosure of Legal Proceedings is Required

    Pursuant to Items 2(d) or 2(e)

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(6) Citizenship or Place of Organization:    United States
    of America

Number of Shares Beneficially Owned by Each Reporting Person
With

(7) Sole Voting Power: 50,000 shares as of reporting event and filing date

(8) Shared Voting Power: 0

(9) Sole Dispositive Power: 50,000 shares as of reporting event and filing date

(10) Shared Dispositive Power: 0

(11) Aggregate Amount Beneficially Owned by Each Reporting
     Person: 50,000 shares as of reporting event and filing date

(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares

(13) Percent of Class Represented by Amount in Row (11):
                         1.09% as of December 16, 2000
                         and March 19, 2002

(14) Type of Reporting Person: IN

ITEM 1. SECURITY AND ISSUER.

Hipstyle.com, Inc.
Common Stock, $.0001 par value.
1221 Brickell Avenue, Suite 900
Miami, Florida 33131

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ITEM 2. IDENTITY AND BACKGROUND.

(a) Name:         Michelle Brock

(b) Address:      105 Lexington Avenue, #6D
                  New York, New York  10016

(c) Officer and Director of Issuer

(d) None.

(e) None.

(f) Citizenship. United States

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 20, 2000, a total of 50,000 shares of the Company's common stock were issued to Michelle Brock as compensation for services rendered to the Company valued at $10,000 including the writing and development of the Company's business plan, the development of corporate and operating strategies and creative input into the Company's website. Such shares were also issued as an incentive for Michelle Brock to become an officer of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is based on the Issuer's status as a Reporting Company. On October 17, 2000, the Issuer filed a Form 10-SB with the Securities and Exchange Commission, which became effective on December 16, 2000. At that point, Michelle Brock held 50,000 shares of Common Stock of the Issuer, which represented 1.09% of the


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issued and outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Michelle Brock currently holds 50,000 of the issued and outstanding common shares of the Issuer, or 1.09% of the issued and outstanding shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
        ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2002       Signature: /s/ Michelle Brock
                                    -----------------------
                                          MICHELLE BROCK